UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Echo Therapeutics, Inc.

File No. 1-35218 - CF#28755

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        Echo Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2012.

        Based on representations by Echo Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.2   through July 10, 2022

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Daniel Morris
           Special Counsel